                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934



                               Actuant Corporation
                                (Name of Issuer)

                 Class A Common Stock, par value $0.20 per share
                         (Title of Class of Securities)


                                    00508x104
                                 (CUSIP Number)


                                  Jerome Lande
                     c/o Millbrook Capital Management, Inc.
                                 26 Wing Road
                            Millbrook, New York 12545

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                February 27, 2001
             (Date of Event which Requires Filing of this Statement)



     If the filing person has previously filed a Statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

               NOTE. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See
          Section 240.13d-7(b) for other parties to whom copies are to be sent.

          * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

    The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00508x104                    13D                     Page 2 of 7 Pages


--------------------------------------------------------------------------------
          NAME OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
  1
          MMI Investments II-A, L.P.
          I.R.S. Identification No.: 141810589

--------------------------------------------------------------------------------
          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
  2
          (SEE Instructions)                              (a) [_]
                                                          (b) [x]
--------------------------------------------------------------------------------
          SEC USE ONLY
  3
--------------------------------------------------------------------------------
          SOURCE OF FUNDS (SEE Instructions)
  4
          WC, OO
--------------------------------------------------------------------------------
          CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
  5       2(d) or 2(e)  [_]

--------------------------------------------------------------------------------
          CITIZENSHIP OR PLACE OF ORGANIZATION
  6
          Delaware
--------------------------------------------------------------------------------
     NUMBER OF              SOLE VOTING POWER
                       7
       SHARES               605,000
                       ---------------------------------------------------------
                            SHARED VOTING POWER
    BENEFICIALLY       8

      OWNED BY         ---------------------------------------------------------
                            SOLE DISPOSITIVE POWER
        EACH           9
                            605,000
     REPORTING         ---------------------------------------------------------
                            SHARED DISPOSITIVE POWER
       PERSON          10

        WITH
--------------------------------------------------------------------------------
          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
  11
          605,000
--------------------------------------------------------------------------------
          CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
  12                                                         [_]
--------------------------------------------------------------------------------
          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
  13
          7.6%
--------------------------------------------------------------------------------
          TYPE OF REPORTING PERSON (SEE Instructions)
  14
          PN
--------------------------------------------------------------------------------

                           *SEE ITEM 5 OF TEXT BELOW.

CUSIP No. 00508x104                    13D                     Page 3 of 7 Pages


--------------------------------------------------------------------------------
          NAME OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
  1
          MCM Management, LLC
          I.R.S. Identification No.: 14-1814578

--------------------------------------------------------------------------------
          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
  2       (SEE Instructions)
                                                          (a) [_]
                                                          (b) [x]
--------------------------------------------------------------------------------
          SEC USE ONLY
  3
--------------------------------------------------------------------------------
          SOURCE OF FUNDS (SEE Instructions)
  4
          AF
--------------------------------------------------------------------------------
          CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
  5       2(d) or 2(e) [_]

--------------------------------------------------------------------------------
          CITIZENSHIP OR PLACE OF ORGANIZATION
  6
          Delaware
--------------------------------------------------------------------------------
     NUMBER OF
                            SOLE VOTING POWER
       SHARES          7
                       ---------------------------------------------------------
                            SHARED VOTING POWER
    BENEFICIALLY       8
                            605,000
      OWNED BY
                       ---------------------------------------------------------
                            SOLE DISPOSITIVE POWER
        EACH           9

     REPORTING         ---------------------------------------------------------
                            SHARED DISPOSITIVE POWER
       PERSON          10
                            605,000
       WITH
--------------------------------------------------------------------------------
          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
  11
          605,000
--------------------------------------------------------------------------------
          CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
  12                                                                 [_]
--------------------------------------------------------------------------------
          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
  13
          7.6%
--------------------------------------------------------------------------------
          TYPE OF REPORTING PERSON (SEE Instructions)
  14
          OO
--------------------------------------------------------------------------------

ITEM 1.   SECURITY AND ISSUER

     The class of equity securities to which this Statement relates is the Class A Common Stock, par value $0.20 per share (the "Common Stock"), of Actuant Corporation, a Wisconsin corporation (the "Issuer"). The principal executive offices of the Issuer are located at 6100 North Baker Road, Milwaukee, Wisconsin 53209 (Mailing address: P.O. Box 325, Milwaukee, Wisconsin 53201).

ITEM 2.   IDENTITY AND BACKGROUND

     This statement is being filed on behalf of (i) MMI Investments II-A, L.P., a Delaware limited partnership ("MMI Investments"), by virtue of its direct beneficial ownership of the Issuer's Common Stock, and (ii) MCM Management, LLC, a Delaware limited liability company ("MCM"), as the sole general partner of MMI Investments.

     MMI Investments is engaged primarily in the business of investing in publicly traded securities that it believes are substantially undervalued. MCM is the general partner of MMI Investments and its principal business is managing investments in publicly traded securities and in private companies. The principal place of business and principal offices of both MMI Investments and MCM are located at 26 Wing Road, Millbrook, New York 12545.

     Schedule I annexed to this Schedule 13D and incorporated herein by reference sets forth the following information regarding the voting members of
MCM: (a) name, (b) principal address, and (c) present principal employment or other occupation and the name, principal business and address of the company in which such employment or occupation is conducted.

     During the last five years, none of MMI Investments, MCM or any of the persons listed on Schedule I annexed hereto has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors). During the last five years, none of MMI Investments, MCM or any of the persons listed on
Schedule I annexed hereto has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order (i) enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or (ii) finding a violation with respect to such laws. Each person listed on Schedule I annexed hereto is a citizen of the United States of America.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     The total cost (including brokerage commissions) of the 605,000 shares of Common Stock purchased by MMI Investments was $10,088,543.22. MMI Investments used available cash and the proceeds of approximately
$3,426,092.50 principal amount of margin loans to purchase such shares. These margin loans were obtained from Bear, Stearns & Co. Inc. under customary terms and conditions.

ITEM 4.   PURPOSE OF TRANSACTION

     MMI Investments and MCM currently own the shares of Common Stock reported herein for investment. MMI Investments and MCM intend to review on a continuous basis their respective ownership of such shares and may, depending upon evaluations of the business and prospects of

                                     4 of 7
the Issuer, or such other considerations as they may deem relevant, determine to increase, decrease or dispose of their holdings in the Common Stock or otherwise change their investment intent.

     Other than as described in this Item 4, neither MMI Investments nor MCM or, to MMI Investments' and MCM's knowledge, any of the persons listed on
Schedule I annexed hereto has any current plan or proposal that relates to or would result in:

     (a) the acquisition by any person of additional securities of the Issuer or the disposition of the securities of the Issuer;

     (b) an extraordinary corporate transaction involving the Issuer or any of its subsidiaries;

     (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

     (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies on the board;

     (e) a material change in the present capitalization or dividend policy of the Issuer;

     (f) any other material change in the Issuer's business or corporate structure;

     (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

     (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

     (j)  any action similar to any of those enumerated above.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

     (a)-(b) Based on approximately 7,928,500 shares of Common Stock outstanding as of December 29, 2000 (as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended November 30, 2000 and adjusted for the five-for-one reverse stock split effective on January 25, 2001), the 605,000 shares of Common Stock owned by MMI Investments represents approximately 7.6% of the outstanding Common Stock. MMI Investments has the sole power to direct the vote and disposition of such shares on the date of this Statement.

     By virtue of being the general partner of MMI Investments, MCM may be deemed to be the beneficial owner of the shares of Common Stock of the Issuer owned by MMI Investments


                                     5 of 7
and to have shared power over the voting and disposition of such shares. Except for the shares of Common Stock owned by MMI Investments, as of the date hereof, neither MCM nor, to MMI Investments' and MCM's knowledge, any of the persons listed on Schedule I annexed hereto owns any Common Stock of the Issuer or have any right to acquire, directly or indirectly, any beneficial ownership of other securities of the Issuer.

     (c) Except for the open market purchases of Common Stock by MMI Investments set forth in Schedule II attached hereto and incorporated herein by reference, there have been no transactions with respect to the Common Stock during the past 60 days by MMI Investments, MCM or, to MMI Investments' and MCM's knowledge, any of the persons listed on Schedule I annexed hereto.

     (d) No other person other than MMI Investments is known to MMI Investments and MCM to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of, any of the shares of Common Stock referred to in item 5(a) above.

     (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     By virtue of being the general partner of MMI Investments, MCM may be deemed to be the beneficial owner of the shares of Common Stock of the Issuer owned by MMI Investments.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

     See Exhibit Index appearing elsewhere herein, which is incorporated herein by reference.


                                     6 of 7

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 8, 2001

                                       MMI INVESTMENTS II-A, L.P.
                                       By: Millbrook Capital Management, Inc.
                                           Manager



                                       By: /s/  Clay B. Lifflander
                                           -------------------------------------
                                           President

                                       MCM MANAGEMENT, LLC




                                       By: /s/  Clay B. Lifflander
                                           -------------------------------------
                                           President







                                     7 of 7


                                   SCHEDULE I

                           MCM MANAGEMENT, LLC ("MCM")

                                 VOTING MEMBERS

NAME AND BUSINESS ADDRESS                   POSITION AND PRINCIPAL OCCUPATION
-------------------------                   ---------------------------------

John S. Dyson                               Voting Member and Chairman of MCM;
26 Wing Road                                Chairman and a director of Millbrook Capital
Millbrook, New York 12545                     Management, Inc. ("Millbrook"), 26 Wing Road,
                                              Millbrook, New York 12545

Clay B. Lifflander                          Voting Member and President of MCM;
26 Wing Road                                President and a director of Millbrook, 26 Wing Road,
Millbrook, New York 12545                     Millbrook, New York 12545


Alan L. Rivera                              Voting Member, Executive Vice President and
26 Wing Road                                  Secretary of MCM;
Millbrook, New York 12545                   Chief Financial Officer and General Counsel of
                                              Millbrook, 26 Wing Road,
                                              Millbrook, New York 12545


                                   SCHEDULE II

                    OPEN MARKET PURCHASES BY MMI INVESTMENTS
                               WITHIN LAST 60 DAYS

     DATE                   NUMBER OF SHARES                  PRICE/SHARE
     ----                   ----------------                  -----------
     1/8/01                    547,000                          $ 3.50
     1/9/01                     15,000                          $ 3.50
    1/17/01                     77,300                          $ 3.46
    1/19/01                    201,000                          $ 3.56
    1/22/01                      4,800                          $ 3.50
    1/23/01                     56,500                          $ 3.50
    1/24/01                     35,000                          $ 3.50







01/25/01:  Five-for-one reverse stock split effective.

     1/25/01                   190,280                           N/A*
     1/25/01                     1,500                          $ 17.25
     1/26/01                    23,400                          $ 17.50
     1/29/01                     2,500                          $ 17.50
      2/9/07                     4,000                          $ 17.65
     2/14/01                    66,200                          $ 17.80
     2/15/01                    29,800                          $ 17.65
     2/16/01                    21,100                          $ 17.50
     2/20/01                    36,220                          $ 17.50
     2/27/01                   150,000                          $ 14.85
     2/28/01                    30,000                          $ 14.80
      3/1/01                    30,000                          $ 14.50
      3/7/01                     4,300                          $ 15.25
      3/8/01                    15,700                          $ 15.30



* 951,400 shares then owned by MMI Investments were exchanged for 190,280 shares as a result of five-for-one reverse stock split.

                                  EXHIBIT INDEX



NUMBER                            DESCRIPTION


1. Joint Filing Agreement dated as of March 8, 2001 by and between MMI Investments and MCM.